भारतीय स्टेट बैंक

भारतीय स्टेट बैंक

State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
100, F. Street, N.E.
Washington D.C. 20549
U.S.A.

SEC Mail Processing Section
JUL 29 2008
Washington, DC
109

082-04524

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/SKT/2007/2160 दिनांक / Date: 26.07.2008

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
REVIEWED (UNAUDITED) FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2008

SUPPL

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/2158 dated the July 26, 2008 addressed to Bombay Stock Exchange Ltd., Mumbai alongwith a copy of the reviewed (unaudited) financial results for quarter ended 30th June 2008.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

PROCESSED
AUG 13 2008
THOMSON REUTERS

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

08004192

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को वढावा मिलेगा.

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेअर आणि रोखे विभाग, मध्यवर्ती कार्यालय, स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई 400 021.

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय, स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No. CO/S&B/SKT/2007/2158 दिनांक / Date 26.07.2008

Dear Sir,

LISTING AGREEMENT
REVIEWED (UNAUDITED) FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2008

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the reviewed (unaudited) financial results of the Bank for the quarter ended the 30th June, 2008, taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
Encl. as above

हिंदी में पत्राचार का हम स्वागत करते हैं, हमें ... है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

STATE BANK OF INDIA

Central Office, Mumbai - 400 021.

UNAUDITED FINANCIAL RESULTS FOR THE PERIOD ENDED 30TH JUNE 2008

(Rs.in crores)

		Particulars	State Bank of India			State Bank of India (Consolidated)		
			Quarter ended		Year ended	Quarter ended		Year ended
			30.06.2008 (Reviewed)	30.06.2007 (Reviewed)	31.03.2008 (Audited)	30.06.2008 (Reviewed)	30.06.2007 (Reviewed)	31.03.2008 (Audited)
1		Interest Earned (a) + (b) + (c) + (d)	13799.20	11090.50	48950.31	20224.08	16300.04	71495.82
	(a)	Interest/discount on advances / bills	10013.99	7988.52	35228.11	14819.26	11851.26	51920.07
	(b)	Income on Investments	3507.94	2598.43	11944.16	5055.22	3851.21	17406.32
	(c)	Interest on balances with Reserve Bank of India and other inter bank funds	207.07	496.98	1200.08	253.56	577.14	1442.55
	(d)	Others	70.20	6.57	577.96	96.04	20.43	726.88
2		Other Income	2403.87	1138.59	8694.93	3523.35	2582.53	18722.99
3		TOTAL INCOME (1+2)	16203.07	12229.09	57645.24	23747.43	18882.57	90218.81
4		Interest Expended	8981.54	6889.12	31929.08	13509.96	10447.44	47944.04
5		Operating Expenses (i) + (ii)	3259.19	2978.51	12608.61	5068.51	5085.46	23943.23
	(i)	Employee cost	2130.95	2026.37	7785.87	2873.78	2773.86	10457.51
	(ii)	Other Operating Expenses	1128.24	952.14	4822.74	2194.73	2311.60	13485.72
6		TOTAL EXPENDITURE (4) + (5) (excluding Provisions and Contingencies)	12240.73	9867.63	44537.69	18578.47	15532.90	71887.27
7		OPERATING PROFIT (3 - 6) (before Provisions and Contingencies)	3962.34	2361.46	13107.55	5168.96	3349.67	18331.54
8		Provisions (other than tax) and Contingencies (net of write-back)	1549.47	159.37	2668.65	2640.28	387.33	4340.97
		--- of which provisions for Non-performing assets	-247.40	506.24	2000.94	-97.06	708.19	2804.05
9		Exceptional Items	0.00	0.00	0.00	0.00	0.00	0.00
10		Profit from Ordinary Activities before tax (7-8-9)	2412.87	2202.09	10438.90	2528.68	2962.34	13990.57
11		Tax expenses	772.08	776.28	3709.78	848.65	1038.70	4777.73
12		Net Profit from Ordinary Activities after tax (10-11)	1640.79	1425.81	6729.12	1680.03	1923.64	9212.84
13		Extraordinary Items (net of tax expense)	0.00	0.00	0.00	0.00	0.00	0.00
14		Net Profit for the period (12-13)	1640.79	1425.81	6729.12	1680.03	1923.64	9212.84
		Share of Minority				39.11	61.98	252.23
15		Net Profit after Minority Interest			-	1640.92	1861.66	8960.61
16		Paid-up equity share capital (Face Value of Rs. 10 per share)	634.88	526.30	631.47	634.88	526.30	631.47
17		Reserves excluding Revaluation Reserves (as per balance sheet of previous accounting year)	48401.19	30503.66	48401.19	60604.91	41691.86	60604.91
18		Analytical Ratios						
	(i)	Percentage of shares held by Government of India	59.41%	59.73%	59.73%	59.41%	59.73%	59.73%
	(ii)	Capital Adequacy Ratio	12.99%	13.13%	13.54%	[illegible]	[illegible]	13.49%
	(iii)	Earnings Per Share (EPS) (in Rs.)						
		(a) Basic and diluted EPS before Extraordinary items (net of tax expense)	25.92 (not annualised)	27.03 (not annualised)	126.62	25.92 (not annualised)	35.29 (not annualised)	168.61
		(b) Basic and diluted EPS after Extraordinary items	25.92 (not annualised)	27.03 (not annualised)	126.62	25.92 (not annualised)	35.29 (not annualised)	168.61
	(iv)	NPA Ratios						
		(a) Amount of gross non-performing assets	11408.12	11380.43	13599.49	[illegible]	[illegible]	[illegible]
		(b) Amount of net non-performing assets	6298.43	5504.61	7424.34	[illegible]	[illegible]	[illegible]
		(c) % of gross NPAs	2.54%	3.30%	3.21%	[illegible]	[illegible]	[illegible]
		(d) % of net NPAs	1.42%	1.62%	1.78%	[illegible]	[illegible]	[illegible]
	(v)	Return on Assets (Annualised)	0.85%	0.94%	1.01%	[illegible]	[illegible]	[illegible]
19		Public Shareholding						
		--- No. of shares	257673022	211959678	254263176	[illegible]	[illegible]	[illegible]
		--- Percentage of Shareholding	40.59%	40.27%	40.27%	[illegible]	[illegible]	[illegible]

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended		Year ended
			30.06.2008	30.06.2007	31.03.2008
1		Segment Revenue (income)			
	a	Treasury Operations	4328.90	2319.17	13982.33
	b	Corporate / Wholesale Banking Operations	4413.93		15662.77
	c	Retail Banking Operations	7460.24	12848.40	27654.45
		Less Inter Segmental	0.00	2938.48	0.00
		Total	16203.07	12229.09	57299.55
2		Segment Results (Profit before tax)			
	a	Treasury Operations	-816.86	-316.71	1230.76
	b	Corporate / Wholesale Banking Operations	1028.11		4961.26
	c	Retail Banking Operations	2627.93	2885.37	5617.52
		Total	2839.18	2568.66	11809.54
		Add / (Less) : Unallocated	-426.31	-366.57	-1370.64
		Operating Profit	2412.87	2202.09	10438.90
		Less : Tax	772.08	776.28	3709.78
		Less : Extraordinary Profit / Loss			0.00
		Net Profit	1640.79	1425.81	6729.12
3		Capital Employed (Segment Assets - Segment Liabilities)			
	a	Treasury Operations	13166.77	3399.94	13166.77
	b	Corporate / Wholesale Banking Operations	29478.56		29478.56
	c	Retail Banking Operations	6387.33	27898.62	6387.33
		Total	49032.66	31298.56	49032.66

1. Capital Employed are as on 31st March of the previous year
2. The segment information is a compiled by the management and relied upon by the auditors

The above results have been approved by the Central Board of the Bank on the 26th July 2008 and were subjected to Review by the Auditors

Mumbai
Date : 26.07.2008

S. K. BHATTACHARYYA
Managing Director and Chief Credit & Risk Officer

O. P. BHATT
Chairman

Notes:

1. The working results for the period ended 30th June 2008 have been arrived at after considering provisions for NPAs, Bonus, Employees' Benefits, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and Other Contingencies on an estimated basis.

2. During the period ended 30th June 2008, the Bank has made aggregate investments of Rs. 247.13 crores in its subsidiaries / associates for the purpose of funding their business growth. Further, the Bank has increased its stake in Indian Ocean International Bank Ltd. (IOIB) Mauritius, from 62.58% to 62.96%.

3. Pursuant to RBI guidelines in respect of Agriculture Debt Waiver and Debt Relief Scheme 2008, the Bank has waived/granted relief of Rs.3584 crores to eligible farmers up to 30th June 2008, which has been treated as receivable from Govt. of India. The Bank has reversed charges/interest etc. aggregating to Rs. 27 crores in accordance with the scheme. The implementation of Debt Waiver/Relief process is in progress. The final claim would be determined on conclusion of the scheme, which will be subjected to verification by Bank's Auditors. The impact of the Scheme on NPAs and provisions has not been ascertained at this stage.

4. The Eighth Bipartite Settlement entered into by the Indian Bank's Association on behalf of the member Banks with the All India Unions of Workmen expired on 31st October 2007. Pending the execution of a new agreement, a provision of Rs.345 crores has been made during the quarter for the Bank's estimated liability in respect of wage revision.

5. During the period ended 30th June 2008, the Bank has issued 34,09,846 equity shares of Rs. 10/- each for cash at a premium of Rs. 1580/- per equity share i.e. at Rs. 1590/- per equity share aggregating to Rs.542.17 crores to its employees under SBI Employees Share Purchase Scheme – 2008 (SBI ESPS – 2008). The issue of equity shares under SBI ESPS-2008 has been accounted in accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) guidelines 1999.

6. Effective 31st March, 2008, the Bank has changed its accounting policies in respect of :-

   i) Recognition of dividend on shares of corporate bodies from realization basis to accrual basis where the right to receive the dividend is established.

   ii) Accounting of Mark-to-Market (MTM) gains / losses in case of forex OTC options, whereby the balance in premium received on options sold and premium paid on options bought have been considered to arrive at MTM value for forex OTC options.

   Hence, the figures of corresponding quarter of previous year are not comparable.

7. Effective 31st March 2008, the Bank has reclassified its Primary Segments as Treasury, Corporate/Wholesale Banking and Retail Banking business in line with the directions issued by RBI. The Bank had been classifying the Banking and Treasury Operations as Primary Segments. In view of this, the Segment figures for the corresponding quarter of the previous year are not comparable.

8. Pursuant to a scheme of Amalgamation approved by the Central Board at its meeting held on 25th August 2007, State Bank of Saurashtra, a wholly owned subsidiary of the Bank is to be merged with the Bank. The relevant scheme is yet to be notified by the Govt. of India, RBI and other authorities. Pending such notification no effect has been given to the said scheme in these Accounts.

9. Inter Office transactions between branches, controlling offices and local head offices and corporate centre establishment have been reconciled up to 31.03.2008. Further, pipeline transactions in respect of foreign exchange, gold, currency transactions and Government transactions are under reconciliation. Steps for adjustment/elimination of outstanding entries are in progress. These balances are subject to reconciliation, the ultimate effect of which is not expected to be material.

10. The Bank has adopted AS 15 (Revised 2005) 'Employee Benefits' on 31st March 2008. The provisions for employee benefits for the current quarter is based on AS 15 (Revised 2005). Hence, the figures of corresponding quarter of previous year is not comparable.

11. The Bank's Pension fund rules state that the Bank shall contribute 10% of salary to the Pension Fund. The Government of India, have advised the Bank to contribute to the Pension Fund in accordance with fund's rules. However, in order to comply with Accounting Standard 15 (Revised 2005), and to make adequate prudential provisions in accordance with the actuarial valuations, the Bank has made an additional contribution of Rs.82 crores over and above 10% of salary as stipulated in Bank's Pension Fund Rules (corresponding quarter of previous year Rs.216 crores & Rs.546 crores during the previous year). The Bank has taken up the matter with Govt. of India for amendment of rules.

12. As required by RBI general clarification, the Bank has deducted the amortization of premium on Government securities, from 'Income on investments' included in 'Interest earned' which was included in 'Other income' in the corresponding quarter of the previous year. Prior year figures have been reclassified to confirm to the current classification. This change in accounting procedure does not have any impact on the net profit for the period results.

13. Number of Investors Complaints received and disposed of during the quarter ended 30th June 2008: (i) Pending at the beginning of the quarter – 03. (ii) Received during the quarter – 63. (iii) Disposed of during the quarter – 64 (iv) Lying unresolved at the end of the quarter – 02.

14. Previous period figures have been regrouped/reclassified, wherever necessary, to conform to current period classification.

The above results have been approved by the Central Board of the Bank on the 26th July 2008 and were subjected to Review by the Auditors.

Mumbai 26th July 2008.	S. K. BHATTACHARYYA Managing Director and Chief Credit & Risk Officer	O. P. BHATT Chairman

END